Inflection Point Acquisition Corp.

34 East 51st Street, 5th Floor

New York, New York 10022

September 17, 2021

VIA EDGAR

Michael Purcell

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Inflection Point Acquisition Corp.
Registration Statement on Form S-1
Filed March 5, 2021, as amended
File No. 333-253963

Dear Mr. Purcell:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Inflection Point Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 21, 2021, or as soon thereafter as practicable.

Please call Joel Rubinstein of White & Case LLP at (212) 819-7642 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Co-Chief Executive Officer

cc: Joel Rubinstein, White & Case LLP

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